new gold inc.

70 University Avenue
Suite 1460,
Toronto, Ontario, M5J 2M4
Phone: (416) 977-1067, Ex. 224
Fax: (416) 977-5406
E Mail: pmartin@newgoldinc.com

September 25, 2006

De Visser Gray
Chartered Accountants,
Suite 401,
905 West Pender Street,
Vancouver, British Columbia
V6C 1L6

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 700,
250 Howe Street ,
Vancouver, British Columbia
V6C 3S7

NEW GOLD INC.
(the "Company")

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from De Visser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia (the "former auditor") to PricewaterhouseCoopers, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia (the "successor auditor") effective as of September 25, 2006.

The former auditor resigned at the request of the Company and the resignation of the former auditor and the appointment of the successor auditor have been considered and approved by the Company's audit committee.

The former auditor's reports on the Company's financial statements relating to the relevant period (being the period commencing on January 1, 2004 and ending on the date hereof) contained no reservations.

There are no reportable events between the Company and the former auditor.

As required by subclause 4.11 (5)(a)(ii) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), the Company hereby requests the former auditor to:

(a) review this Notice of Change of Auditor;

(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:

(i) agree;

(ii) disagree, and the reasons why; or

(iii) have no basis to agree or disagree; and

(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

As required by subclause 4.11 (6)(a)(ii) of NI 51-102 the Company hereby requests the successor auditor to:

(a) review this Notice of Change of Auditor;

(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:

(i) agree;

(ii) disagree, and the reasons why; or

(iii) have no basis to agree or disagree; and

(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

NEW GOLD INC.

By: ______________________

Paul Martin
Chief Financial Officer